UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Lazare Kaplan International Inc.

(Exact name of registrant as specified on its charter)

Delaware	1-7848	13-2728690
(State or other jurisdiction of	(Commission	(IRS Employer
Incorporation or organization)	File Number)	Identification No.)

19 West 44th Street, New York, New York	10036
(Address of principal executive offices)	(Zip Code)

Damian Gagnon – Compliance Officer (212) 972-9700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240, 13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Please refer to Form SD for definitions of the terms used in this report not otherwise defined.

(a) Lazare Kaplan International Inc. (“Registrant”) has conducted in good faith a reasonable country of origin inquiry (“Inquiry”) regarding a conflict mineral, specifically gold, necessary to the functionality or production of products manufactured or contracted by the Registrant to be manufactured. Registrant’s Inquiry was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country”) or were from recycled or scrap sources.

(b) Based on its Inquiry, Registrant reasonably believes that a portion of its necessary gold came from recycled or scrap sources. Regarding the balance of its necessary gold, Registrant has no reason to believe that it may have originated in a Covered Country. Registrant undertook the following Inquiry:

i.	Registrant has relevant operations in the United States and Japan.
ii.	Based on its Inquiry, the Registrant has reasonably determined that the companies that provided necessary gold to Registrant’s United States operation supplied only gold from recycled or scrap sources or gold from six refiners that are on the Conflict-Free Smelter List (“List”), maintained on-line by the Conflict Free Sourcing Initiative (CFSI), an initiative of EICC-GeSI. CFSI identifies gold refiners that produce conflict-free materials. In order to confirm this status, Registrant has been informed that specially trained third-party auditors independently verify that these refiners can be deemed conflict-free. The audit standard is developed according to global standards including the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. All of these refiners are on the London Bullion Market Association’s Good Delivery List for Gold Refiners. The London Bullion Market Association (“LBMA”) is the international trade association that represents the wholesale market for gold and silver and designates a list of refiners that comply with LBMA’s Responsible Gold Guidance. These refiners are granted accreditation pursuant to independent third party audit. Three of these refiners have additionally been certified compliant with the Responsible Jewellery Council (“RJC”) Gold Chain-of-Custody Standard, meaning the refiners have been audited by accredited, independent, third-party assessors and determined to be in conformance with the Council’s rigorous Gold CoC origin standard.
iii.	Based on its inquiry, Registrant has reasonably determined that there are three refiners in the supply chain of its Japan operation. All three refiners are on the CFSI list. Two of these refiners are also on the LBMA Good Delivery List. The third refiner has advised Registrant that it is audited by an independent third party to verify that they can be deemed conflict-free under guidelines promulgated by the EICC-GESI.

Registrant has disclosed this information on its publicly available Internet website, which is accessible at this link: www.lazarediamonds.com

Section 2 – Exhibits

There are no exhibits filed with this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Lazare Kaplan International Inc.

Date May 29, 2015	By: /s/ William H. Moryto
William H. Moryto
Vice President and Chief Financial Officer